Mail Stop 4561

December 11, 2006

Ron Kallus
President and Chief Executive Officer
VGTel, Inc.
2303 South Blvd.
Houston, TX 77098

> **Re:** **VGTel, Inc.**
> **Amendment No. 2 to the Registration Statement on Form SB-2**
> **Filed November 14, 2006**
> **File No. 333-134408**

Dear Mr. Kallus:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

Front Cover

1.   Please revise the front cover of your registration statement to include the file number (333-134408).

Calculation of Registration Fee

2.   Please refer to prior comment 4 from our letter dated August 3, 2006. As previously noted, paragraph (c) of Rule 457 appears inapplicable to the calculation of your fee because there is currently no public market for your common stock, and the registered offering will initially be at a fixed price. Please revise to refer to an applicable paragraph of Rule 457 that may be used to calculate the registration fee.

Inside Cover Page

3.   Revise your table of contents to remove references to Part II information, as this information is not part of the prospectus.

4.   Please refer to prior comment 8 from our letter dated August 3, 2006. We note your response to our prior comment. However, it does not appear that the dealer delivery legend is presented here as previously requested. Ensure that the table of contents and dealer delivery legend are presented on a single page and that no other information is provided on the inside cover page. Please revise.

Summary, page 5

5.   Please refer to prior comment 9 from our letter dated August 3, 2006. As previously noted, the text presented in the prospectus summary must be consistent with the plain English requirements of Rule 421(d). You should significantly revise your disclosure in this section in accordance with the plain English principles. For example, you currently cross-reference to technical disclosure in the footnotes to your financial statements rather than providing a clear, easily understandable summary of such information. Using technical legal, accounting or industry jargon that might be unfamiliar to ordinary investors is generally inappropriate in the summary section. For example, it is not necessary to reference either Note #1 or the footnote to the table on page 8 in summarizing your revenues, expenses and net loss for the period ending March 31, 2006.

Business

6.   Please refer to prior comment 12 from our letter dated August 3, 2006. We note your response that you provided detailed factual information to support the cost effectiveness of the GMG System as compared to traditional telemarketing campaign products, including a chart to highlight the differences. However, the relevant disclosure on pages 6-7 appears to be based upon your assumptions regarding certain costs associated with traditional telemarketing campaign products. First, please remove the typical telemarketing campaign example from this section, as it does not appear that this disclosure is a summary of the material operations of your business or the terms of this offering. Second, as previously requested, please provide us with detailed factual support in your response letter that supports this revised disclosure on the relative cost of your product. Moreover, you should clarify the identical disclosure on the typical telemarketing campaign example on page 29 to state whether the assumptions on price and expenses made are based upon an actual example of a telemarketing campaign, upon independent third party information, or other independently verifiable information.

7.   Please refer to prior comment 13 from our letter dated August 3, 2006. Although we note your response that disclosure was added to the Summary section in response to prior comment 13, we were unable to locate such disclosure on pages 5-8. We note the reference to being a development stage company and the fact

that you have generated minimal earnings from operations in the introductory paragraph to the Summary Financial Information. However, disclosure in response to our prior comment should be prominently presented in this section under the subheading "Business." Please revise your disclosure in accordance with out prior comment.

Risk Factors, page 9

8.   Please refer to prior comment 16 from our letter dated August 3, 2006. We note your response that you added a statement about substantial dilution resulting from raising additional funds in response to our prior comment. However, we were unable to locate where such revised disclosure was provided. Please revise or advise in response to prior comment 16.

Risks Related to Our Business

We have a limited operating history … page 9

9.   Please refer to prior comment 17 from our letter dated August 3, 2006.   Your subheading continues to refer to generic risks to your company as a development stage company, rather than focusing on the risk disclosed in the text of this risk factor. Specifically, the text discussion focuses on the lack of testing of the functionally of your sole product and your lack of revenues from this product. Please revise your subheading to more accurately describe the risk to investors from this lack of testing and lack of revenues.

We expect to incur losses… page 10

10.   Please refer to prior comment 18 from our letter dated August 3, 2006. As previously requested, please revise the text of this subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. It appears that the risk discussed here is the same as that discussed in risk factor # 11 (i.e., you do not have sufficient working capital to sustain your business). Please revise this risk factor include the disclosure from risk factor #11 and revise to state the minimum dollar amount of additional capital resources that would be needed to fund your planned operations for a period of no less than 12 months from the date of the prospectus.

We depend on third parties for many functions … page 11

11.   Please refer to prior comments 19 and 20 from our letter dated August 3, 2006. As previously requested, revise the text of this risk factor to specifically identify the third parties on which you are substantially dependent. Revise the text of this

risk factor to state whether you believe you would be able to find alternative providers for any of the identified services if your agreements with your current providers were to be terminated.

We are dependent upon our chief executive officer… page 11

12.   Please refer to prior comment 22 from our letter dated August 3, 2006. Please revise the text of this risk factor to identify Mr. Hason as your Chief Marketing Officer and "Niva" as Niva Kallus, your Corporate Secretary.

Management Discussion & Analysis, page 20

13.   We note your disclosure on page 20, and elsewhere in the prospectus, regarding Platin Ltd.'s use of your GMG product during the lead-up to the March 2006 election in Israel. Please confirm that Platin has reviewed this disclosure.

14.   Expand the disclosure in the second introductory paragraph, which states you have not received any significant revenues to date from your GMG product, to quantify the revenues recognized to date from this product. You should also revise your disclosure to quantify the revenues from Platin Ltd. for all periods. Finally, you should clarify the manner in which you recognize revenues for your sole product. For example, clarify whether clients pay a single fee for unlimited use of the GMG product or a per call fee.

15.   The disclosure added on pages 20-21 is nearly identical to the disclosure added on pages 31-32. Please revise to remove repetitive disclosure. This section should provide management's discussion of your business and financial condition, with particular emphasis on future trends and outlooks. Your Business discussion should clearly and concisely describe the products you offer and the mechanics of how you offer those products. Detailed disclosure on the nature and applications of your GMG system is not required in this section unless it is necessary to the understanding of your current or future financial results or condition. Please consider our Interpretive Release on MD&A (Release No. 34-48960 dated December 2003), available on our website at http://www.sec.gov/rules/interp/33-8350.htm, and revise accordingly.

Contracts & Agreements & Relationships, page 23

Kanaga Network Solutions

16.   You state that you have entered into an agreement with Kanaga Network Solutions that "provides the framework under which the development effort will be conducted and the role of each party in the commercial aspects of the system."

However, you have not described the purpose of "the development effort" or the role of Kanaga Network Solutions in that effort. It appears that Kanaga has been contracted to develop software to allow your GMG product to provide certain functions, but that is not clear from your disclosure. Please revise to clarify the purpose and material economic terms of this agreement.

Internet Gold

17. We note the statement: "Annex A sets out the termination rates due to IG for each minute sent from Company to IG for termination and or transfer by IG." However, the meaning of this disclosure is not clear. Revise your disclosure here, and elsewhere as appropriate, to summarize the material rights and obligations of the parties under the agreements, including the material economic terms. Details that are unnecessary for an understanding of the material rights and obligations between the parties need not be supplied. As this disclosure is included in management's discussion and analysis of your financial condition, you should also discuss the impacts the agreements have had or are expected to have on your results of operations and financial position. You might discuss, for example, if an agreement provides volume discounting such that as you increase your number of customers, your margins would also increase. Similarly, if an agreement contains minimum purchase obligations or penalties for early termination you might need to discuss how these obligations will impact your results and financial condition. Your disclosure regarding these agreements should focus on their importance to your business and their possible impact or influence on your business going forward. Your disclosure regarding your agreement with Brain & Power Ltd. appears to address such matters. Please revise your disclosure regarding other material contracts to provide similar information.

Brain & Power Ltd.

18. The purpose of the second paragraph in this section is unclear. Moreover, it appears to be copied directly from the agreement and contains specialized vocabulary that has not been defined in the prospectus that appears unnecessary. If you consider this term to be unique and material to this agreement, please revise to simply summarize the term and discuss its potential significance to investors.

Platin Ltd.

19. We note your disclosure that Platin currently accounts for 100% of your revenues. As such, it appears you are substantially dependent on this customer and all formal or informal agreements memorializing your business relationship with this client should be filed as an exhibit to the registration statement. If the

arrangement under which you currently operate with Platin is an oral agreement, you should reduce those terms to writing and file them as an exhibit. If your business relationship continues to be governed by the terms of a previous written agreement with Platin, it appears that agreement may be required as an exhibit.

Plan of Operations for the Next 12-Month Period, page 25

20.   Please refer to prior comment 28 from our letter dated August 3, 2006. We were unable to locate revised disclosure responsive to our prior comment. Please revise to disclose the specific local or regional markets in which you currently conduct business and provide your services. It appears that you operate only in Israel, but this is unclear because you also make reference to having 3 customers on page 24. Please clarify your disclosure. What sort of arrangements, if any, with local service providers and merchants are required for your Israeli operations? It appears that you are seeking international franchisees, but currently have none. Please expand or advise.

21.   Please refer to prior comment 29 from our letter dated August 3, 2006. We note your revised disclosure on page 21 regarding your intentions to franchise in four markets: Mexico, Israel, Russia and Algeria. However, we continue to believe that your disclosure does not fully address our prior comment. First, disclose how these markets were chosen and how you identified entities in each country interested in using the GMG system. Second, provide a reasonable basis for your belief that your system will achieve "rapid penetration" globally and explain what you would consider "rapid penetration" in concrete terms. What is the relative size of the entities that you have contacted in these countries and how many clients do they currently provide traditional telemarketing campaigns for?

Results of Operations, page 26

22.   Please refer to prior comment 30 from our letter dated August 3, 2006. We note your assertion that you may present disclosure that conforms to the requirements of paragraph (a) of Item 303. However, you reported revenues in the only fiscal year for which financial statements are presented, as well as in the subsequent interim period. As such, the disclosure should be provided in conformity with the requirements of paragraph (b) of Item 303. Discuss the business conditions and events that affected your results for the year ended March 31, 2006, and also discuss the interim period beginning April 1, 2006, as well as the corresponding period of the prior year. Moreover, the basis for your comparison of results of operations for the three months ended March 31, 2006 to the six months ended September 30, 2006 is not clear. If you believe that a period to period comparison of your quarterly results of operations during the interim periods ended

September 30, 2006, will be useful to investors, you may elect provide such
information, but periods compared should correspond in length.

Certain Relationships and Related Transactions, page 40

23.   Please refer to prior comment 13 from our letter dated August 3, 2006. It is not
        clear how providing a copy of your beneficial ownership table is responsive to the
        requirements of Item 404 of Regulation S-B. Specifically, this table does not
        provide the date of each transaction or the material terms of transactions with
        related parties. It is also unclear why your transactions with related parties appear
        to be disclosed as footnotes to this table. Finally, we were unable to find any
        disclosure responsive to our prior comment. As previously note, given that Mr.
        Hason is the Chief Marketing Officer of Platin Ltd., it is unclear why your
        transactions with that entity over the last two years are not disclosed in materially
        complete terms here. Please revise or advise.

Description of Securities, page 42

Warrants, 43

24.   Revise to state if there is any condition precedent to your ability to exercise your
        call on the warrants.

Report of Independent Auditors, page F-1

25.   We note that N. Blumenfrucht, CPA PC is located in Brooklyn, New York, and
        that your principal offices and operations are in Houston, Texas. Please explain
        the circumstances that led you to retain this particular audit firm and whether or
        not they are licensed to practice in the state of Texas.

Balance Sheet, page F-2

26.   Revise the heading of your balance sheet to remove "For the Period July 27, 2004
        (Inception) – March 31, 2006" and instead show the actual date-in-time at which
        the balance sheet was prepared (i.e. March 31, 2006, September 30, 2006).

Note 1 – Formation and Business of the Company, page F-6

27.   Your disclosures indicate that as of February 2006, the Company has ceased its
        Edgarizing operations and is concentrating its efforts in the development of
        intellectual properties. Tell us how you considered the requirements of
        paragraphs 41 – 44 of SFAS 144 in reflecting the operations of the Edgarizing
        business in discontinued operations in the Company's Statement of Operations.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

28.   We note that the Company recognizes revenue as the related services are provided
        to customers. Tell us when the services are considered complete and tell us how
        you considered all the criteria in SAB 104 in determining your timing for revenue
        recognition.

Note 5 – Intellectual Property, page F-8

29.   We note that as of March 31, 2006 and September 30, 2006 the Company had
        capitalized intellectual property totaling $65,000 and $85,500, respectively. With
        regards to such costs, please explain the following:

        •   We note from your Statement of Cash Flows that the Company issued
            common stock in exchange for intellectual property and your statement of
            stockholders equity indicates that such property was contributed by an
            officer. Tell us how you considered SAB Topic 5.G in accounting for this
            asset. In this regard, tell us the officer's historical cost of the intellectual
            property.

        •   Tell us the number of shares issued in exchange for this property. Also,
            explain why such shares are not reflected in your Statement of
            Stockholders' Equity.

        •   Your disclosures on page 23 refer to a software development agreement
            with Kanaga Network Solution. On page 24 you indicate that Kanaga has
            provided software development services for an aggregate of $33,750. Tell
            us how you accounted for such costs and where they are reflected in your
            financial statements.

        •   Revise to include a discussion in Note 2 of your accounting treatment for
            such costs. Specifically address whether these are SOP 81-1 or SFAS 86
            costs and explain how your accounting complies with the applicable
            guidance. At a minimum you should include a discussion with regards to
            capitalizing versus expensing costs, when technological feasibility is
            reached and the method of amortization.

Note 7 – Due to Shareholders, page F-8

30.   Your disclosures in Note 7 indicate that the advances from Mr. Kallus are non-interest bearing short-term loans. Your disclosures on page 27, however, indicate that the advances under the credit facility bear interest at a rate of prime plus one (1) calculated on an annual basis payable annually in arrears. Please explain the discrepancy in your disclosures and revise accordingly. If these loans are in fact interest bearing, then tell us where you have accrued for such amounts in your financial statements.

Note 10 – Stockholders' Equity, page F-8

31.   We note that the Company issued Series A units, which consist of Series A, Series B, Series C and Series D common stock purchase warrants. Tell us how you analyzed the warrants pursuant to SFAS 133 and EITF 00-19 in determining that equity classification is appropriate. Tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using each of the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability upon effectiveness of this offering. Tell us whether the warrants include registration rights agreements and/or liquidating damages provisions. If so, tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights and liquidating damages provisions and in considering whether you are required to classify the warrants as liabilities.

Part II

Undertakings, page 50

32.   Please refer to prior comment 52 from our letter dated August 3, 2006. We note your revised undertakings now include those required by Rule 415(a)(4). However, this is not a primary offering, so the applicability of those undertakings to this offering are unclear. Moreover, our prior comment reference the new undertakings found in Item 512(g) of Regulation S-B. As previously requested, revise to include the appropriate undertaking required by Item 512(g) of Regulation S-B.

Exhibit Index

33.   Your exhibit index no longer lists exhibits filed with previous amendments of your registration statement. The index must list all exhibits required to be filed with the registration statement pursuant to Item 601 of Regulation S-B, though you need not file previously filed exhibits again, if you designate which exhibits were previously filed. Please see Item 601(a)(2) and revise accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In your letter dated November 10, 2006, you often state that you revised disclosure without providing a detailed response to questions in our comments or providing an indication of the location of changes in the prospectus made in response to our comments. Please note that detailed response letters greatly facilitate our ability to quickly and efficiently review amended filings. Please consider providing a more comprehensive response letter with your next amendment.

You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (480) 816-9241</u>
        William D. O'Neal, Esq.
        The O'Neal Law Firm, P.C.
        Telephone: (480) 812-5058